U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

[_] Form 10-K and Form 10-KSB [_] Form 20-F [_] Form 11-K [X] Form 10-Q and Form 10-QSB [_] Form N-SAR

         For Period Ended:  September 30, 2007

         [_] Transition Report on Form 10-K
         [_] Transition Report on Form 20-F
         [_] Transition Report on Form 11-K
         [_] Transition Report on Form 10-Q
         [_] Transition Report on Form N-SAR

         For the Transition Period Ended:



Read Attached Instruction Sheet Before Preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant:         Jade Mountain Corporation
Former Name if Applicable:       Applied Biometrics, Inc.


Address of Principal Executive Office:  11 Youquan Road, Zhanqian Street,
                                        Jinzhou District
                                        Dalian, Liaoning,
                                        People's Republic of China 116100
(City, State and Zip Code)


Part II - Rules 12b-25(b) and (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
                                                (Attach Extra Sheets if Needed)

         The registrant, Jade Mountain Corporation, completed a reverse acquisition on October 5, 2007, as reported in its Current Report on Form 8-K filed with the Commission on October 12, 2007, and requires additional time to ensure the accuracy of its financial information for the three months and nine months ended September 30,2007.


Part IV - Other Information


1. Name and telephone number of person to contact in regard to this notification:

          Bruce Richardson                     011 86 411        8766 1233
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              (Name)                          (Area Code)    (Telephone Number)

2. Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If the answer is no, Identify report(s).

                                         [X] Yes       [_] No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                         [X] Yes       [_] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Please refer to the Part III narrative, above.

                            Jade Mountain Corporation
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:       November 14, 2007             By:      /s/ Bruce Richardson
      -----------------------------          -----------------------------------
                                                   Bruce Richardson
                                                   Chief Financial Officer and
                                                   Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.